News Release

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

American Bonanza Obtains Federal Permits for Copperstone Gold Mine

October 25, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to report that the United States Department of the Interior’s Bureau of Land Management (“BLM”) has issued the federal permits for mining at the 100% owned Copperstone gold mine in Arizona. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and Realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

Work continues on permits required to be obtained from the Arizona Department of Environmental Quality (“ADEQ”), with the main outstanding permits being the Aquifer Protection Permit (“APP”) and the Air Quality Permit (“AQP”). Preparation of the submissions for these two permits is nearly complete and expected to be complete during the fourth quarter, 2010, placing the APP and AQP on track for completion during the first quarter of 2011. Upon receipt of these permits, mining can commence at Copperstone.

Transportation of Bonanza’s recently purchased milling and flotation/gravity plant and building, currently located in Calumet, Michigan, has commenced. Disassembly is complete, and components are being shipped to the Copperstone site and some components are being shipped to a facility in Arizona where refurbishing of some components will be conducted. Transportation of the equipment is expected to be complete during the fourth quarter of 2010.

Progress continues on the previously announced property sale to Balmoral Resources Ltd., with completion expected before the end of November. As previously announced, the aggregate value of this transaction to Bonanza is in excess of Cdn $7 million, a significant contribution to the capital expenditures planned at the Copperstone gold mine.

Discussions continue with mining contractors, and a favored contractor has been selected. Completion of negotiations is expected during the fourth quarter of 2010 or early 2011.

Copies of the Federal FONSI, the EA, the Decision Record, and the Copperstone Mine Plan of Operations along with photographs of the Copperstone milling, floatation and gravity plant during disassembly are available for review at www.americanbonanza.com.

About the Copperstone Gold Mine

The following highlights from the recent feasibility study entitled “NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010 (the “Study”) can be viewed on www.sedar.com and www.americanbonanza.com, as previously announced in Bonanza’s news release dated February 3, 2010.

The Copperstone Gold Mine is estimated to produce on average 46,000 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months using a gold price of US$962 per ounce. The 2010 feasibility study details a total capital cost of US$17.7 million, including working capital, G&A startup, reclamation bonding, and contingencies. The feasibility study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value ("AT-NPV") of the mine is US$51.3 million and the Internal Rate of Return ("IRR") is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. At recent gold prices ($1250 per ounce on www.kitco.com during inter-day trading on August 31, 2010) the AT-NPV is $84.9 million and a capital payback period of less than 6 months. The table below provides a range of economic results at various gold price assumptions.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre-tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Low	$850	74.3%	$50,162,532	$37,194,541
Base Case	$962	96.3%	$74,169,910	$51,291,204
Recent	$1250	145.1%	$135,727,452	$84,874,376
High	$1400	170.4%	$167,814,296	$101,878,924

The feasibility study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone. Note that all numbers may not add up to total due to rounding.

Technical information regarding the Copperstone project required to be disclosed under NI 43-101 can be found in the Study. Information regarding risks and uncertainties relating to the Copperstone project development can be found in Bonanza’s annual information form, filed on SEDAR, and specific risks related to the results of the Study can be found in Bonanza’s news release dated February 3, 2010, also available on SEDAR.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has 129 million shares outstanding, and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Jim Bagwell
Phone: 1-877-688-7523
Email: info@americanbonanza.com